UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to _____________
1-5911
(Commission File Number)
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SPARTECH CORPORATION
401(k) SAVINGS & INVESTMENT PLAN
B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
SPARTECH CORPORATION
120 S. Central Avenue, Suite 1700
Clayton, Missouri 63105
(314) 721-4242

Spartech Corporation 401(k) Savings & Investment Plan
FORM 11-K
REQUIRED INFORMATION
Item 4. Plan Financial Statements and Exhibits
Financial Statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed below in lieu of the requirements of Items 1 to 3.
Report of Independent Registered Public Accounting Firm
Financial Statements:
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Supplemental Schedule:
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
Exhibits.
23.1— Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

SIGNATURES
The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARTECH CORPORATION 401(k) SAVINGS & INVESTMENT PLAN
Date June 25, 2008	By /s/ Randy C. Martin
Randy C. Martin
Executive Vice President Corporate Development and Chief Financial Officer

Financial Statements and Supplemental Schedule
Spartech Corporation 401(k) Savings & Investment Plan
Years Ended December 31, 2007 and 2006
With Report of Independent Registered Public Accounting Firm

Spartech Corporation
401(k) Savings & Investment Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm
The Administrative Committee
Spartech Corporation 401(k) Savings & Investment Plan
We have audited the accompanying statements of net assets available for benefits of the Spartech Corporation 401(k) Savings & Investment Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
St. Louis, Missouri
June 23, 2008

Spartech Corporation
401(k) Savings & Investment Plan
Statements of Net Assets Available for Benefits

	December 31
	2007	2006

Assets
Cash	$121,030	$—
Investments, at fair value	76,940,474	76,329,028
Participant contributions receivable	423,179	539,044
Employer contributions receivable	154,298	194,088
Dividends and interest receivable	73,470	—

Total assets	77,712,451	77,062,160

Liabilities
Refunds for excess contributions	163,610	134,123

Net assets available for benefits at fair value	77,548,841	76,928,037

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	211,855	198,841

Net assets available for benefits	$77,760,696	$77,126,878

See accompanying notes.

Spartech Corporation
401(k) Savings & Investment Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2007	2006

Additions:
Interest and dividend income	$5,037,144	$3,343,591
Contributions from:
Employer	2,032,760	2,052,182
Participants	5,665,480	5,522,113
Rollovers	207,889	28,275

Total additions	12,943,273	10,946,161

Deductions:
Retirement and qualified participant distributions	5,863,371	6,703,517
Administrative expenses	37,430	47,330

Total deductions	5,900,801	6,750,847

Net realized and unrealized (depreciation) appreciation in investments	(6,408,654)	5,370,491

Net increase	633,818	9,565,805
Net assets available for benefits, beginning of year	77,126,878	67,561,073

Net assets available for benefits, end of year	$77,760,696	$77,126,878

See accompanying notes.

Spartech Corporation
401(k) Savings & Investment Plan
Notes to Financial Statements
1. Description of Plan
The following description of the Spartech Corporation (the Company) 401(k) Savings & Investment Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan. The participating employees in the Plan are employed by the Company and its subsidiaries. All U.S. employees are eligible to become participants in the Plan, except those employees covered by a collective bargaining agreement that does not provide for participation in the Plan or leased employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Each year, participants may contribute up to 100% of eligible compensation, as defined by the Plan. The Company provides a contribution in the amount of 50% of employee contributions made by the participant, up to 6% of the participant’s compensation. The Company may also make discretionary contributions to the Plan, although in 2007 and 2006 no such discretionary contributions were made. Participants may also make rollover contributions to the Plan from other qualified retirement plans. All contributions are subject to applicable limitations.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s matching contribution and discretionary contribution, if any, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.
Vesting
Participants are immediately vested in their contributions. Company contributions plus actual earnings thereon are vested in 20% increments after one year of service with 100% vesting after five years of service. Participants also become 100% vested upon reaching age 65, upon becoming totally disabled, upon death, or upon the Plan’s termination.

Spartech Corporation
401(k) Savings & Investment Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Investment Option
Upon enrollment in the Plan, employee contributions and employer matching contributions may be directed into any of the investment options offered by the Plan. These investment choices offer a variety of investment options depending upon the participant’s investment objectives. The investment options are trusteed mutual funds, a collective trust fund and a Company stock fund.
All investments are participant directed.
Forfeiture
Forfeitures of nonvested employer contributions are used to reduce future employer contributions. During 2007 and 2006, $83,220 and $33,287, respectively, in forfeitures were used to reduce employer contributions. At December 31, 2007 and 2006, forfeited nonvested accounts totaled approximately $41,343 and $34,784, respectively.
Payment of Benefits
On termination of service due to any reason or upon request after reaching age 59 1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments over a period based on his or her life expectancy. Hardship withdrawals are also permitted under the Plan.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one year to twenty years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest is paid ratably through monthly payroll deductions. Interest rates on loans ranged from 5% to 10.5% at December 31, 2007.
2. Summary of Significant Accounting Policies
Basis of Accounting and Use of Estimates
The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

Spartech Corporation
401(k) Savings & Investment Plan
Notes to Financial Statements (continued)
Investment Valuation and Income Recognition
The investments of the Plan in mutual funds are valued at fair value based on quoted market prices. Common stock is based on closing stock prices on national stock exchanges. Participant loans are valued at cost, which approximates market.
As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Income Advantage Collective Trust Fund). As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan’s interest in the Income Advantage Collective Trust Fund is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Income Advantage Collective Trust Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.
Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.
Administrative Expenses
Administrative expenses of the Plan are paid by the Company, except for certain expenses related to loans or hardship withdrawals which are paid by the affected participants’ accounts.
Payment of Benefits
Benefits are recorded when paid.
Recently Issued Accounting Standards
In September 2006, the FASB issued SFAS 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement is effective for the Plan beginning in 2008. The Plan has not completed its evaluation of the

Spartech Corporation
401(k) Savings & Investment Plan
Notes to Financial Statements (continued)
Recently Issued Accounting Standards (continued)
potential impact of the adoption of SFAS No. 157, but does not expect that adoption will have a material impact on its financial statements.
3. Investments
The fair value of individual investments, by investment type, is as follows:

	December 31
	2007	2006

Mutual funds	$54,135,513	$49,711,647
Collective trust	13,572,104	12,583,974
Company stock	5,811,280	10,884,058
Participant loans	3,421,577	3,149,349

Investments, at fair value	$76,940,474	$76,329,028

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	211,855	198,841

Investments, at contract value	$77,152,329	$76,527,869

The Plan recorded investments at fair value on its Form 5500. The difference between fair value and contract value was $211,855 at December 31, 2007, as shown on the reconciliation in the table above.
The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2007	2006

American Balanced Fund	$7,442,410	$6,976,284
Armada S&P500 Index Fund	11,219,142	10,572,127
Armada Bond Fund	5,281,491	4,526,423
Income Advantage Collective Trust Fund	13,572,104	12,583,974
Oppenheimer Global Fund	17,277,276	15,677,510
Spartech Corporation Company Stock Fund	5,811,280	10,844,058

Spartech Corporation
401(k) Savings & Investment Plan
Notes to Financial Statements (continued)
3. Investments (continued)
During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(6,408,654) and $5,370,491, respectively, as follows:

	Year Ended December 31
	2007	2006

American Balanced Fund	$98,954	$427,313
American Century Equity Income Fund	(243,290)	159,499
Armada S&P500 Index Fund	(310,105)	1,213,552
Armada Bond Fund	75,570	(14,207)
Income Advantage Collective Trust Fund	(211,855)	(198,841)
Armada Small Cap Value Fund	(613,493)	(71,159)
Federated Mid-Cap Index Fund	(151,851)	66,828
Massachusetts Investors Growth Stock Fund	81,142	52,960
MFS Value Fund	(25,742)	151,481
Oppenheimer Global Fund	(281,846)	1,353,525
Putnam Growth & Income Fund	(226,210)	18,489
Putnam New Opportunities Fund	91,227	129,100

Total (depreciation)/appreciation in mutual funds and the Collective Trust Fund, at fair value	(1,717,499)	3,288,540
Spartech Corporation Company Stock Fund	(4,903,010)	1,883,110

Total (depreciation)/appreciation in investments, at fair value	(6,620,509)	5,171,650

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	211,855	198,841

Total (depreciation)/appreciation in investments, at contract value	$(6,408,654)	$5,370,491

The Plan received dividends from Company stock of $220,842 and $214,319 during the years ended December 31, 2007 and 2006, respectively.

Spartech Corporation
401(k) Savings & Investment Plan
Notes to Financial Statements (continued)
4. Plan Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated
January 22, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is operating in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.
5. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants will be fully vested in their accounts.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Spartech Corporation
401(k) Savings & Investment Plan
EIN #43-0761773            Plan #002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2007

Identity of Issue, Borrower,	Description of	Current
Lessor or Similar Party	Investment	Value

American Balanced Fund	386,819 shares of mutual fund	$7,442,410
American Century Equity Income Fund	330,952 shares of mutual fund	2,581,428
Armada S&P 500 Index Fund*	951,730 shares of mutual fund	11,219,142
Armada Bond Fund*	522,210 shares of mutual fund	5,281,491
Income Advantage Collective Trust Fund*	13,730,781 units of common collective trust	13,572,104
Armada Small Cap Value Fund*	143,806 shares of mutual fund	1,939,941
Federated Mid-Cap Index Fund	127,624 shares of mutual fund	2,779,654
Massachusetts Investors Growth Stock Fund	54,190 shares of mutual fund	830,734
MFS Value Fund	71,909 shares of mutual fund	1,907,751
Oppenheimer Global Fund	238,025 shares of mutual fund	17,277,276
Putnam Growth and Income Fund	61,782 shares of mutual fund	962,557
Putnam New Opportunities Fund	39,292 shares of mutual fund	1,913,129
Spartech Corporation Company Stock Fund*	411,987 shares of mutual fund	5,811,280
Participant loans receivable*	Various participants, interest rates from 5% to 10.5%, maturities through 2037	3,421,577

Total assets held for investment purposes, at fair value		$76,940,474

All investments are participant directed.
* Party-in-interest.